Exhibit 99.1

TowerJazz Reports Full Year 2019 Results with
 5% Organic Revenue Growth; Expects Revenue Growth for 2020

Full Year 2019 Revenues of $1.23 Billion Resulting in Positive Cash
from Operations of $291 Million and Free Cash Flow of $119 Million

MIGDAL HAEMEK, ISRAEL – February 18, 2020– TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its results for the full year and for the fourth quarter ended December 31, 2019.

Full Year Results Overview:

Revenues for 2019 were $1.23 billion as compared to $1.30 billion in 2018, reflecting $111 million non-organic revenue reduction (mainly as a result of the March 2019 announced Panasonic renewed contract), offset by $41 million year over year organic revenue growth (defined as total revenue excluding revenues from Panasonic and revenues from Maxim in the San Antonio fab), reflecting 5% organic revenue growth.

Gross and operating profits for 2019 were $230 million and $87 million, respectively, as compared to $293 million and $155 million, in 2018, respectively; EBITDA for 2019 was $299 million as compared to $362 million in 2018; Net profit for 2019 was $90 million, representing $0.84 diluted earnings per share, as compared to $136 million net profit, or $1.32 diluted earnings per share, in 2018. The margin decrease as compared to 2018 is mainly due to the above described reduction in the non-organic revenue components.

Cash flow generated from operations in 2019 was $291 million, with $172 million investments in fixed assets, net, resulting in $119 million free cash flow. In 2019, the company repaid $19 million of its debt.  In 2018, cash generated from operations was $313 million, with investment in fixed assets, net of $170 million, resulting in $143 million free cash flow. In 2018 the company repaid a net amount of $49 million of its debt.

Shareholders' equity as of December 31, 2019 was a record of $1.35 billion, as compared to $1.24 billion as of December 31, 2018, reflecting 70% from total assets.

Fourth Quarter Results Overview

Revenues for the fourth quarter of 2019 were $306 million as compared to $334 million in the fourth quarter of 2018, reflecting $36 million non-organic revenue reduction (mainly as a result of the March 2019 announced Panasonic renewed contract), offset by $8 million year over year organic growth (defined as total revenue excluding revenues from Panasonic in the TPSCo fabs and revenues from Maxim in the San Antonio fab), reflecting 4% organic revenue growth.

Gross and operating profits for the fourth quarter of 2019 were $55 million and $19 million, respectively, as compared to $58 million and $23 million respectively, in the prior quarter, and as compared to $76 million and $40 million respectively, in the fourth quarter of 2018; EBITDA for the fourth quarter of 2019 was $75 million, as compared to $75 million in the prior quarter and to $93 million in the fourth quarter of 2018; Net profit for the fourth quarter of 2019 was $21 million, or $0.19 basic and diluted earnings per share, as compared to $22 million or $0.21 basic and diluted earnings per share in the prior quarter. Net profit for the fourth quarter of 2018 was $38 million, or $0.36 diluted earnings per share. The margin decrease, as compared to 2018, is mainly due to the above described reduction in the non-organic revenue components.

Cash flow generated from operations in the fourth quarter of 2019 was $72 million, with $44 million investments in fixed assets, net, resulting in $28 million free cash flow. In the fourth quarter of 2019, the company repaid $3 million of its debt.  In the third quarter of 2019, cash generated from operations was $73 million, with investment in fixed assets, net of $43 million, resulting in $30 million free cash flow. In the third quarter of 2019 the company repaid $6 million of its debt.

Business Outlook

TowerJazz expects revenues for the first quarter of 2020 to be $300 million, with an upward or downward range of 5%.

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “Our strong, long-term customer partnerships with a focus on growing analog market applications, enabled us to achieve organic growth in 2019. Our customer forecast and present orders indicate good overall growth ramping sequentially throughout 2020, resulting in a significant second half 2020 performance as compared to the second half 2019. We expect 2020 to achieve year-over-year growth with low double-digit organic growth, achieved through higher utilization levels in our factories including the ramp of our newer 200mm technology platforms and offerings, an increase in 300mm customer demand supported by capacity increase organically for short to mid-term, and in addition, capacity growth through M&As for long-term demand. We are well-positioned to participate in and benefit from expected markets recovery and present upward business trends.”

Teleconference and Webcast

TowerJazz will host an investor conference call today, Tuesday, February 18, 2020, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the fourth quarter and full year 2019 and its outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com, or by calling 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding interest and other financing expense, net, other income, net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be cash from operating activities (in the amounts of $72 million, $73 million and $91 million for the three months periods ended December 31, 2019, September 30, 2019 and December 31, 2018, respectively and in the amounts of $291 million and $313 million for the years ended December 31, 2019 and December 31, 2018, respectively) less cash for investments in property and equipment, net (in the amounts of $44 million, $43 million and $49 million for the three months periods ended December 31, 2019, September 30, 2019 and December 31, 2018, respectively and in the amounts of $172 million and $170 million for the years ended December 31, 2019 and December 31, 2018, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. With regards to our balance sheet as of December 31, 2019, as disclosed in our annual financial statements, we implemented ASU 2016-02 “Leases” effective January 1, 2019 with regards to lease right-of-use assets and lease liabilities, which implementation resulted in our lease contracts value presentation under long-term assets, short-term debt and long-term debt as of December 31, 2019. In addition, short-term debt as of December 31, 2019 includes $38 million of the first and second installment payments scheduled in March and September 2020 for series G bonds.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy-Karoubi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of December 31, 2019 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities, including TPSCo and the San Antonio facility, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease; (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) negotiation and closure of a definitive agreement in relation to fab establishment in China, as well as project implementation through required outside funding and resources and receipt of future proceeds therefrom, (xxxvi) potential future effect on TPSCo of possible closing of Panasonic sale of PSCS to Nuvoton, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business; and (xxxviii) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	December 31,	December 31,
	2019	2018

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$355,561	$385,091
Short-term deposits	215,609	120,079
Marketable securities	176,070	135,850
Trade accounts receivable	126,966	153,409
Inventories	192,256	170,778
Other current assets	22,019	22,752
Total current assets	1,088,481	987,959

LONG-TERM INVESTMENTS	40,085	35,945

PROPERTY AND EQUIPMENT, NET	681,939	657,234

INTANGIBLE ASSETS, NET	10,281	13,435

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	105,047	88,404

TOTAL ASSETS	$1,932,833	$1,789,977

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$65,932	$10,814
Trade accounts payable	119,199	104,329
Deferred revenue and customers' advances	10,322	20,711
Other current liabilities	57,603	67,867
Total current liabilities	253,056	203,721

LONG-TERM DEBT	245,821	256,669

LONG-TERM CUSTOMERS' ADVANCES	28,196	28,131

LONG-TERM EMPLOYEE RELATED LIABILITIES	13,285	13,898

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	45,752	51,353

TOTAL LIABILITIES	586,110	553,772

TOTAL SHAREHOLDERS' EQUITY	1,346,723	1,236,205

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,932,833	$1,789,977

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2019	2019	2018

REVENUES	$305,710	$312,122	$333,590

COST OF SALES	250,878	253,841	257,957

GROSS PROFIT	54,832	58,281	75,633

OPERATING COSTS AND EXPENSES:

Research and development	18,877	18,722	18,378
Marketing, general and administrative	17,057	16,840	17,016

	35,934	35,562	35,394

OPERATING PROFIT	18,898	22,719	40,239

FINANCING AND OTHER INCOME (EXPENSE), NET	3,058	(426)	(3,907)

PROFIT BEFORE INCOME TAX	21,956	22,293	36,332

INCOME TAX BENEFIT (EXPENSE), NET	(2,360)	61	183

PROFIT BEFORE NON CONTROLLING INTEREST	19,596	22,354	36,515

NON CONTROLLING INTEREST	1,111	(166)	1,558

NET PROFIT	$20,707	$22,188	$38,073

BASIC EARNINGS (LOSS) PER SHARE	$0.19	$0.21	$0.37

Weighted average number of shares	106,710	106,644	103,997

DILUTED EARNINGS PER SHARE	$0.19	$0.21	$0.36

Weighted average number of shares	107,995	107,601	105,776

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$20,707	$22,188	$38,073
Stock based compensation	3,066	3,775	3,906
Amortization of acquired intangible assets	453	492	1,614
ADJUSTED NET PROFIT	$24,226	$26,455	$43,593

ADJUSTED EARNINGS PER SHARE:

Basic	$0.23	$0.25	$0.42

Diluted	$0.22	$0.25	$0.41

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2019	2018

REVENUES	$1,234,003	$1,304,034

COST OF REVENUES	1,004,332	1,011,087

GROSS PROFIT	229,671	292,947

OPERATING COSTS AND EXPENSES:

Research and development	75,579	73,053
Marketing, general and administrative	67,376	64,951

	142,955	138,004

OPERATING PROFIT	86,716	154,943

FINANCING AND OTHER INCOME (EXPENSE), NET	4,305	(15,626)

PROFIT BEFORE INCOME TAX	91,021	139,317

INCOME TAX EXPENSE, NET	(2,948)	(5,938)

PROFIT BEFORE NON CONTROLLING INTEREST	88,073	133,379

NON CONTROLLING INTEREST	1,975	2,200

NET PROFIT	$90,048	$135,579

BASIC EARNINGS PER SHARE	$0.85	$1.35

Weighted average number of shares	106,256	100,399

DILUTED EARNINGS PER SHARE	$0.84	$1.32

Weighted average number of shares	107,438	102,517

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$90,048	$135,579
Stock based compensation	14,548	12,661
Amortization of acquired intangible assets	3,080	6,554
ADJUSTED NET PROFIT	$107,676	$154,794

ADJUSTED EARNINGS PER SHARE:

Basic	$1.01	$1.54

Diluted	$1.00	$1.51

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2019	2019	2018

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$18,898	$22,719	$40,239
Depreciation of fixed assets	52,222	48,355	46,950
Stock based compensation	3,066	3,775	3,906
Amortization of acquired intangible assets	453	492	1,614

EBITDA	$74,639	$75,341	$92,709

	Y e a r e n d e d
	December 31,	December 31,
	2019	2018

GAAP OPERATING PROFIT	$86,716	$154,943
Depreciation of fixed assets	194,584	187,460
Stock based compensation	14,548	12,661
Amortization of acquired intangible assets	3,080	6,554

EBITDA	$298,928	$361,618

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2019	2019	2018

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$417,636	$405,158	$464,446

Net cash provided by operating activities	71,561	72,735	91,496
Investments in property and equipment, net	(43,704)	(43,017)	(48,654)
Exercise of options, net	1,402	43	9
Debt repaid, net	(3,247)	(5,606)	(2,924)
Effect of Japanese Yen exchange rate change over cash balance	(557)	(104)	3,844
Investments in short-term deposits, marketable securities and other assets, net	(87,530)	(11,573)	(123,126)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$355,561	$417,636	$385,091

FREE CASH FLOW	$27,857	$29,718	$42,842

	Y e a r e n d e d
	December 31,	December 31,
	2019	2018

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$385,091	$445,961

Net cash provided by operating activities	291,320	312,897
Investments in property and equipment, net	(172,166)	(169,741)
Exercise of warrants and options, net	1,842	714
Debt repaid, net	(19,402)	(48,849)
Effect of Japanese Yen exchange rate change over cash balance	1,804	2,585
Investments in short-term deposits, marketable securities and other assets, net	(132,928)	(158,476)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$355,561	$385,091

FREE CASH FLOW	$119,154	$143,156

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Year ended
	December 31,
	2019	2018

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$88,073	$133,379

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	214,474	214,391
Effect of indexation, translation and fair value measurement on debt	10,294	(9,791)
Other expense, net	(4,293)	2,442
Changes in assets and liabilities:
Trade accounts receivable	27,317	(3,096)
Other assets	(4,600)	11,260
Inventories	(21,021)	(26,344)
Trade accounts payable	(339)	(3,562)
Deferred revenue and customers' advances	(10,331)	2,625
Other current liabilities	(9,435)	(867)
Long-term employee related liabilities	(310)	(795)
Deferred tax, net and other long-term liabilities	1,491	(6,745)
Net cash provided by operating activities	291,320	312,897

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(172,166)	(169,741)
Investments in deposits, marketable securities and other assets, net	(132,928)	(158,476)
Net cash used in investing activities	(305,094)	(328,217)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(19,402)	(48,849)
Exercise of options	1,842	714
Net cash used in financing activities	(17,560)	(48,135)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	1,804	2,585

DECREASE IN CASH AND CASH EQUIVALENTS	(29,530)	(60,870)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	385,091	445,961

CASH AND CASH EQUIVALENTS - END OF PERIOD	$355,561	$385,091